March 12, 2020

VIA EDGAR
Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:	Graphic Packaging Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed on February 10, 2020
File No. 001-33988

Dear Mr. Hiller:

        Graphic Packaging Holding Company (the “Company”) is hereby responding to the comments contained in your letter dated March 5, 2020 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “10-K”). The comments of the Staff are set forth in bold and italicized text below and the Company’s response is set forth in plain text immediately beneath such comment.

Form 10-K for the Fiscal Year Ended December 31, 2019
Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 31
1.We note your disclosure that you have entered into various supplier chain finance arrangements. We also note that your days payable outstanding appear to have increased as of December 31, 2019 as compared to December 31, 2018. To the extent the supplier chain finance arrangements are material to your current liquidity and/or are reasonably likely to affect liquidity in the future, please consider revising your future filings to disclose the following;

GRAPHIC PACKAGING HOLDING COMPANY

•The impact these arrangements have on your operating cash flows;
•The material and relevant terms of the arrangements;
•The general risk and benefits of the arrangements;
•Any guarantees provided by subsidiaries and/or the parent;
•Any plans to further extend terms to suppliers;
•Any factors that may limit your ability to continue using similar arrangements to further improve operating cash flows; and
•Trends and uncertainties related to the extension of payment terms under the arrangements.

The fourth paragraph under the heading Liquidity and Capital Resources on page 31 of the disclosure refers to various revolving account receivable sale programs that the Company has entered into with third party financial institutions to sell its accounts receivable. The later reference to “various factoring and supply chain financing arrangements” refers to the Company’s participation in our customers’ supply chain financing arrangements. We have determined that both types of arrangements qualify for sale accounting in accordance with the Transfers and Servicing topic of the FASB Codification. We will add additional language in future filings to clarify the differences in the programs.
Our accounts payable balance has not increased significantly during the past year, totaling $716 million at December 31, 2019 versus $712 million at December 31, 2018. The December 31, 2019 balance includes the effect of the Artistic Carton Company acquisition on August 1, 2019. With respect to days payable outstanding, we have undertaken efforts to extend payment terms with our vendors since 2016, but do not have material voluntary supply chain financing arrangements with our vendors. The Company has not disclosed these immaterial arrangements but will continue to monitor them, and if material, will revise future filings to include the required disclosures.

Notes to Consolidated Financial Statements
Note 16. Business Segment and Geographic Area Information, page 83

2.On page 86 you disclose net sales and assets by geographic area, including amounts for the Americas that reflect North America and Brazil. In future filings, please separately disclose your revenues and long-lived assets attributed to the United States, your country of domicile. Also, disclose the method you use to attribute revenues from external customers to individual countries. Refer to ASC 280-10-50-41.

In future filings, the Company will disclose revenues and long-lived assets attributed to the United States separately from other geographic areas.

As of December 31, 2019, this disclosure would have been as follows:
The following tables present information by geographic area. Net sales and long-lived assets of individual countries outside of the United States are not material. Net sales were attributed to geographic areas based on the locations from which products are shipped.

	Year Ended December 31,
In millions	2019	2018	2017
NET SALES:
United States	$4,913.2	$4,780.9	$3,297.6
International	1,246.9	1,248.5	1,108.0
Total	$6,160.1	$6,029.4	$4,405.6

In millions	2019	2018	2017
LONG-LIVED ASSETS AT DECEMBER 31:
United States	$2,927.8	$2,906.9	$1,561.1
International	326.0	332.8	306.1
Total	$3,253.8	$3,239.7	$1,867.2

Closing Comments
The undersigned hereby acknowledges, on behalf of the Company, that

•the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (770) 240-8544 or Chuck Lischer at (770) 240-9088.

Very truly yours,

/s/ Stephen R. Scherger
Stephen R. Scherger
Executive Vice President and Chief Financial Officer
cc:	Mr. Brad Skinner,
Securities and Exchange Commission